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December 21, 2015

VIA EDGAR AND COURIER

Pamela A. Long
Assistant Director
Division of Corporation Finance
Office of Manufacturing and Construction
Securities and Exchange Commission
Mail Stop 4631
100 F Street N.E.
Washington, D.C. 20549

Ref.:	ADS Waste Holdings, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed November 5, 2015
File No. 333-206508

Dear Ms. Long:

On behalf of ADS Waste Holdings, Inc. (the “Company”), we are today filing with the U.S. Securities and Exchange Commission (the “Commission”) this letter in response to the comments received from the staff of the Commission (the “Staff”) contained in your letter dated November 16, 2015 (the “Comment Letter”) in connection with Amendment No. 2 (as defined below) to the Company’s registration statement on Form S-1 (the “Registration Statement”), which was originally filed on August 21, 2015, and amended by Amendment No. 1 on October 2, 2015 and Amendment No. 2 (“Amendment No. 2”) on November 5, 2015.

For your convenience, we have reproduced below in italics the Staff’s comments, followed in each case by the Company’s response. In addition, capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Registration Statement. The Company is currently observing market conditions and is therefore not filing another amendment

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SHEARMAN & STERLING LLP IS A LIMITED LIABILITY PARTNERSHIP ORGANIZED IN THE UNITED STATES UNDER THE LAWS OF THE STATE OF DELAWARE, WHICH LAWS LIMIT THE PERSONAL LIABILITY OF PARTNERS.

*ABDULAZIZ ALASSAF & PARTNERS IN ASSOCIATION WITH SHEARMAN & STERLING LLP

Ms. Pamela A. Long

United States Securities and Exchange Commission

to the Registration Statement at this time. However the Company is filing this letter with the intention of addressing the Staff’s comments prior to filing the next Amendment. For your convenience, we have included supplementally copies of pages 10, 15, 17, 70, 71 and 72 revised as described herein. Page references included in the Company’s responses are to those contained in Amendment No. 2.

Prospectus Summary, page 1

1.                                    We note your response to comment 1 of our letter dated October 15, 2015.  Please revise your disclosure to include a reference to your level of indebtedness.

Response:  The Company will amend the disclosure on page 10 in the next amendment to address the Staff’s comment by including references to the Company’s level of indebtedness and cash interest expense.

Summary Consolidated Financial Information and Other Data, page 14

2.                                    We note the measures Adjusted EBITDA from continuing operations excluding realized (loss) gain on fuel derivative instruments and Adjusted EBITDA margin from continuing operations excluding realized (loss) gain on fuel derivative instruments on pages 17, as well as the former measure on page 71.  It is not clear to us why these measures are useful.  Please explain and also address why the realized (loss) gain on fuel derivative instruments is specifically highlighted outside of Adjusted EBITDA from continuing operations.

Response:  In the next amendment, the Company will amend the disclosure on pages 15, 17, 70 and 71 to eliminate the additional Adjusted EBITDA and Adjusted EBITDA margin lines and instead reflect the add back of realized (loss) gain on fuel derivatives in Adjust EBITDA and Adjusted EBITDA margin for all purposes.  In this regard, please see the new footnotes on pages 17 and 71.

Management’s Discussion and Analysis, page 49

Liquidity and Capital Resources, page 71

Ms. Pamela A. Long

United States Securities and Exchange Commission

3.                                    Please revise to disclose the reason for the working capital deficit at December 31, 2014 as it appears to have been accidentally omitted.

Response:  The Company will amend the disclosure on pages 71 and 72 to address the Staff’s comment by including the following disclosure regarding the reason for the working capital deficit at December 31, 2014:

“At December 31, 2014, we had negative working capital which was driven by repayments of our Term Loan B and our Revolving Credit Facility in the fourth quarter of 2014.”

******************

We thank you for your prompt attention to this filing.  We hope the foregoing answers are responsive to your comments.  If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (212) 848-7333 or Jonathan M. DeSantis at (212) 848-5085.

Very truly yours,

/s/ Richard B. Alsop, Esq.

Richard B. Alsop, Esq.

cc:                              Michael K. Slattery – General Counsel, ADS Waste Holdings, Inc.

Jonathan M. DeSantis, Esq. – Shearman & Sterling LLP

Erika L. Weinberg, Esq. – Latham & Watkins LLP

Ms. Pamela A. Long

United States Securities and Exchange Commission

Exhibit A

ADS Waste Holdings, Inc. acknowledges that:

•                                         should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                                         the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                                         the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated:  December 21, 2015

ADS Waste Holdings, Inc.

By:	/s/ Michael K. Slattery
Name: Michael K. Slattery
Title: General Counsel